SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2

Bill The Butcher, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

090053109
(CUSIP Number)

April 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 090053109

1		NAMES OF REPORTING PERSONS:

Larry Biggs

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3		SEC USE ONLY:

4		CITIZENSHIP OR PLACE OF ORGANIZATION:

United States
5
SOLE VOTING POWER:

1,750,000 (1)
NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON
WITH		1,750,000 (1)

	8	SHARED DISPOSITIVE POWER:

0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,750,000 (1)

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.9%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)  Includes a warrant to purchase 1,750,000 shares of Class A Common Stock, which warrant is held by Montage Venture Group, LLC, of which Mr. Biggs is the sole owner and Manager.

CUSIP No. 090053109

1		NAMES OF REPORTING PERSONS:

Montage Venture Group, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3		SEC USE ONLY:

4		CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
5
SOLE VOTING POWER:

1,750,000 (2)
NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON
WITH		1,750,000 (2)

	8	SHARED DISPOSITIVE POWER:

0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,750,000 (2)

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.9%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

 (2)  Lawrence Biggs is the sole owner and Manager of Montage Venture Group, LLC, and accordingly he has the sole power to direct the vote of and the sole dispositive power of all 1,750,000 shares that Montage Venture Group, LLC beneficially owns.

Item 1.

(a)  The name of the issuer is Bill The Butcher, Inc.

(b) The address of the issuer’s principal executive offices is 424 Queen Anne Avenue N., Suite 400, Seattle, WA.

Item 2.

(a)-(e):  The names of the persons filing this statement are Lawrence Biggs and Montage Venture Group, LLC (the “Reporting Persons”).  Lawrence Biggs is a United States citizen.  Montage Venture Group, LLC is a Texas limited liability company.  The address of the principal business office of both Reporting Persons is 703 Pier Avenue, Suite B382, Hermosa Beach, California 90254.  The title of the class of securities that is the subject of this report is Class A Common Stock, par value $0.001 per share.  The CUSIP number of the issuer is 090053109.

Item 3.

Inapplicable.

Item 4.  Ownership

Montage Venture Group, LLC directly owns a warrant to purchase 1,750,000 shares of Class A Common Stock, par value $0.001 per share, of the issuer, and accordingly is deemed to be the beneficial owner of the underlying shares of common stock of the warrant.  The warrant was immediately exercisable on the date of issuance on April 2, 2010 and expires on April 2, 2015.  Lawrence Biggs is the sole owner and Manager of Montage Venture Group, LLC and accordingly is deemed to beneficially own the warrant and the underlying 1,750,000 shares of common stock.  The 1,750,000 shares of Class A Common Stock represent 6.9% of the class, which percentage is computed by deeming the 1,750,000 underlying shares of the warrant to be outstanding.  Upon exercise of the warrant, if ever, each of Montage Venture Group, LLC and Mr. Biggs will be deemed to have sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,750,000 shares of common stock underlying the warrant.

Item 5.

Inapplicable.

Item 6.

Inapplicable.

Item 7.

Inapplicable.

Item 8.

Inapplicable.

Item 9.

Inapplicable.

Item 10.

By signing below the undersigned certify that, to the best of his and its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2011

/s/ Lawrence Biggs
Lawrence Biggs, individually

Montage Venture Group, LLC
By: /s/ Lawrence Biggs
Lawrence Biggs
Manager

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement